Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(in thousands, except ratio of earnings to fixed charges)
Earnings
Income before income taxes	$58,364	$67,418	$95,051	$58,254
Total fixed charges (see below)	29,027	25,389	82,768	71,652
Interest capitalized	(1,834)	(3,005)	(6,584)	(9,336)
Earnings as adjusted	$85,557	$89,802	$171,235	$120,570

Fixed Charges:
Interest and amortization of debt discounts and issuance costs	$17,104	$13,479	$48,111	$37,019
Portion of rental expense representative of the interest factor	11,923	11,910	34,657	34,633
Total fixed charges	$29,027	$25,389	$82,768	$71,652

Ratio of earnings to fixed charges	2.95	3.54	2.07	1.68

Coverage deficiency	$—	$—	$—	$—